SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ TERUHISA TOKUNAKA
(Signature)

Teruhisa Tokunaka
Executive Deputy President and Group Chief Strategy Officer

Date:  June 25, 2003

List of materials

Documents attached hereto:

i) Notice of the resolutions adopted at the 86th Ordinary General Meeting of Shareholders held on June 20, 2003

SONY CORPORATION

Notice of the resolutions adopted

at the 86th Ordinary General Meeting

of Shareholders held on June 20, 2003

To the shareholders of Sony Corporation:

Sony Corporation hereby notifies you of the resolutions adopted at the 86th Ordinary General Meeting of Shareholders held in Tokyo on June 20, 2003 (the “Meeting”), as follows.

Matters reported:

The reports on the business report, non-consolidated balance sheet and statement of income (on a parent company basis) for the fiscal year ended March 31, 2003 (from April 1, 2002 to March 31, 2003) were made pursuant to the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha (the “Audit Special Exceptions Law”).

Matters acted upon:

[CORPORATION’S PROPOSALS (PROPOSALS 1 to 7)]

1.	To approve the proposed appropriation of non-consolidated net profit for the fiscal year ended March 31, 2003 (from April 1, 2002 to March 31, 2003).

The proposed appropriation of non-consolidated net profit for the fiscal year ended March 31, 2003 (from April 1, 2002 to March 31, 2003) was approved at the Meeting, including a distribution of a year-end cash dividend at the rate of \12.50 (before withholding any applicable tax thereon) per share of the Corporation’s Common Stock held by the shareholders of record as of the end of March 31, 2003, Tokyo time (the “Record Date”) for the fiscal year ended on the Record Date.

2.	To purchase its own shares.

At the Meeting, as proposed, it was approved that the Corporation may purchase its own shares pursuant to Article 210 of the Commercial Code as follows.

(1) Period	Until the conclusion of the ordinary general meeting of shareholders to be held for the fiscal year ending March 31, 2004
(2) Type of shares	Shares of Common Stock and shares of Subsidiary Tracking Stock
(3) Number of shares	Common Stock:	Up to 90,000,000 shares
	Subsidiary Tracking Stock:	Up to 300,000 shares
(4) Total purchase price	Common Stock:	Up to ¥ 400 billion
	Subsidiary Tracking Stock:	Up to ¥ 1 billion

3.	To amend certain parts of the Articles of Incorporation.

At the Meeting, the proposed partial amendments to the Articles of Incorporation were approved.

Summary of the amendments:

(1) As a result of adopting the system of corporations having committees under the Audit Special Exceptions Law, necessary amendments were made to the Articles of Incorporation, including adding new provisions to make the Corporation subject to exceptions applicable to corporations having committees pursuant to the Audit Special Exceptions Law and to establish Committees and Corporate Executive Officers and deleting provisions concerning Statutory Auditors and Board of Statutory Auditors. (Please refer to “Adopting the System of Corporations Having Committees” below.)

(2) As a result of the establishment of the registration system of lost share certificates, necessary amendments were made to the Articles of Incorporation.

(3) An additional share purchase system whereby shareholders may purchase shares less than one full unit may be adopted by providing for such in the Articles of Incorporation. In connection therewith, the Articles of Incorporation were amended to provide that shareholders who own shares less than one full unit (100 shares) may request that the Corporation sell such amount of shares which will, when added together with the shares which make up less than one full unit, constitute one full unit.

(4) Taking an opportunity of the establishment of the auction system of shares owned by shareholders whose residence has been unknown for the past five continuous years, the expiration period for dividends and cash distributions was extended to five years.

(5) The quorum necessary to constitute a special resolution of a general meeting of shareholders may be reduced to not less than one-third of the votes of all shareholders by providing for such in the Articles of Incorporation. In connection therewith, for the purpose of constituting a special resolution surely hereafter, the quorum requirements were lessened.

(6) For the purpose of securing an alternative appropriate venue for holding a general meeting of shareholders, the City of Yokohama in Kanagawa Prefecture was added to the list of venues where a general meeting of shareholders may be held.

(7) As a result of the addition and deletion of certain Articles, certain present Articles were renumbered. In addition, some of the descriptions of the present Articles were modified.

*	The full text of the amended Articles of Incorporation is available on our home page site at the World Wide Web (http://www.sony.net/SonyInfo/IR/sr/).

4.	To elect 17 Directors.

At the Meeting, as proposed, 17 Directors were elected. The names of the Directors are as follows.

Nobuyuki Idei	Kunitake Ando	Teruhisa Tokunaka
Minoru Morio	Teruo Masaki	Howard Stringer
Ken Kutaragi	Göran Lindahl	Akihisa Ohnishi
*Iwao Nakatani	*Akishige Okada	*Hirobumi Kawano
*Yotaro Kobayashi	*Carlos Ghosn	*Sakie T. Fukushima
*Yoshihiko Miyauchi	*Yoshiaki Yamauchi

*	They are outside Directors prescribed by Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

5.	To grant retirement allowances to a retired Director and retiring Statutory Auditors.

At the Meeting, as proposed, it was approved that retirement allowances for their services while in office be granted to Mr. Norio Ohga who resigned from his office as Director and Mr. Akihisa Ohnishi, Mr. Takafumi Abe, Mr. Tadasu Kawai and Mr. Masasuke Ohmori who retired from their offices as Statutory Auditors, in the amounts of ¥1.6 billion for the Director and ¥89.9 million for the Statutory Auditors as a group in accordance with the Corporation’s standards. Also it was approved that the decision for determining the specific amount of the retirement allowances for each of the retiring Statutory Auditors be entrusted to the Compensation Committee, which will be constituted by a resolution of the Board of Directors of the Corporation to be held immediately after the Meeting.

6.	To issue Common Stock Acquisition Rights for the purpose of granting stock options.

At the Meeting, as proposed, it was approved that the Corporation will issue rights to subscribe for or purchase shares of Common Stock to Directors, Corporate Executive Officers and employees of the Corporation and its subsidiaries without any consideration therefor pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code.

7.	To issue Subsidiary Tracking Stock Acquisition Rights for the purpose of granting stock options.

At the Meeting, as proposed, it was approved that the Corporation will issue rights to subscribe for or purchase shares of Subsidiary Tracking Stock to directors and employees of Sony Communication Network Corporation without any consideration therefor pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code.

[SHAREHOLDERS’ PROPOSAL (PROPOSAL 8)]

8.	To amend the Articles of Incorporation with respect to disclosure to shareholders of remuneration and/or retirement allowances, etc. paid, given or granted or to be paid, given or granted to each Director and Statutory Auditor.

At the Meeting, this shareholders’ proposal was rejected.

Adopting the System of Corporations Having Committees

At the Meeting, shareholders approved an amendment to the Articles of Incorporation adopting the corporate governance system under the Audit Special Exceptions Law referred to as corporations having committees. As required under the committee system, the Corporation established three committees: the nominating committee, audit committee and compensation committee. Each committee consists of not less than three Directors, the majority of which are outside Directors. As a result of adopting the committee system, the Corporation was required by law to terminate the position of Statutory Auditor and Board of Statutory Auditors. Under the committee system, the Board of Directors has designated Corporate Executive Offices who are responsible for the execution of business of the Corporation.

From time to time in the past and on its own initiative, the Corporation has taken measures under the Commercial Code then in effect to more clearly separate the roles of corporate oversight and business execution and to enhance the Corporation’s unique corporate governance scheme. One example was the introduction of the Corporation’s corporate executive officer system. Under the Commercial Code, directors of companies are to serve as business managers. However, as part of the April 1, 2003 amendment to the Commercial Code, companies may elect to adopt the committee system. If a company adopts the committee system, it must appoint at least one corporate executive officer who is statutorily authorized to represent and act on behalf of the company. Under the committee system, directors have no power to execute the business of the company and the main function of the board of directors is to supervise the performance of the duties of the corporate executive officers. Consistent with corporate governance measures adopted by the Corporation in the past, the Corporation has adopted the committee system. For the purposes of reinforcing corporate governance and management transparency of the Sony Group by strengthening the position of the Board of Directors of the Corporation as the supervising body and promoting the delegation of power and authority from the Board of Directors of the Corporate to the executing body and making clearer the responsibility of business operation, the Corporation adopted the committee system.

The role of the governance organs of the Corporation is summarized below.

[Board of Directors and Committees]

The Board of Directors and its three committees act as representatives of the shareholders while taking into account the interests of our various stakeholders, for the purpose of ensuring that the Sony Group is managed legally and properly.

Board of Directors:

The Board of Directors is primarily responsible for determining fundamental management policy for the Sony Group, appointing Directors to each committee, electing and dismissing Corporate Executive Officers and supervising the execution of the Sony Group’s business operations.

Nominating Committee:

The committee is primarily responsible for determining the contents of agendum concerning the election and discharge of Directors to be submitted at a general meeting of shareholders.

Audit Committee:

The committee is primarily responsible for auditing the legality and adequacy of the performance of duties of Directors and Corporate Executive Officers and determining the contents of agenda concerning appointment and discharge of Corporation’s certified public accountant.

Compensation Committee:

The committee is primarily responsible for determining the compensation of each Director and Corporate Executive Officer.

[Corporate Executive Officers and Executive Board]

Corporate Executive Officers are responsible for conducting all business operations of the Sony Group within the scope of authority delegated by the Board of Directors. Their objective is to increase the corporate value of the Sony Group. Significant decision-making authority has been transferred to the Executive Board, which is made up of all Corporate Executive Officers, and certain Corporate Executive Officers in regard to investment, strategic alliance and other actions related to the execution of business operations. It is expected that this delegation of authority will enable the Sony Group to be managed in a more dynamic and speedy manner than in the past.

[Executive Officers]

The position of corporate executive officer, that existed prior to the Corporation adopting the committee system, will be continued under the new title, Executive Officer. Executive Officers are executives responsible for business operations in specific limited areas such as operation at operating units, R&D units, and head office functions. These officers are required to conduct their business duties in accordance with the policies determined by the Board of Directors and the Executive Board.

At the meeting of the Board of Directors held immediately after the Meeting, the following Chairman of the Board, the Deputy Chairmen of the Board, and committee members were appointed. (* Indicates an outside Director.)

Supervision
Board of Directors
[8 outside Directors and 9 internal Directors]
Responsible for determining fundamental management policy for the Sony Group, appointing Directors to each committee, electing and dismissing Corporate Executive Officers and supervising the execution of the Sony Group's business operations
Chairman of the Board: * Iwao Nakatani
Deputy Chairman of the Board: * Hirobumi Kawano, Teruo Masaki
Nominating Committee
* Yotaro Kobayashi (Chairman of the Committee)
* Hirobumi Kawano
* Carlos Ghosn
Nobuyuki Idei
Kunitake Ando
Audit Committee
* Yoshiaki Yamauchi (Chairman of the Committee)
* Sakie T. Fukushima
Akihisa Ohnishi
Compensation Committee
* Akishige Okada (Chairman of the Committee)
* Yoshihiko Miyauchi
Teruhisa Tokunaka
Execution
Corporate Executive Officers
[12 officers including 3 representative officers]
Responsible for conducting all business operations of the Sony Group within the scope of authority delegated by the Board of Directors
Executive Officers

In addition, at the meeting of the Board of Directors, Corporate Executive Officers were appointed as follows: (* Indicates a Director)

Representative Corporate Executive Officer, Chairman	* Nobuyuki Idei	Group CEO

Representative Corporate Executive Officer, President	* Kunitake Ando	Group COO/Electronics CEO and CQO

Representative Corporate Executive Officer, Executive Deputy President	* Teruhisa Tokunaka	Group CSO, In charge of Personal Solutions Business Group and Network Application and Content Service Sector

Corporate Executive Officer, Vice Chairman	* Minoru Morio	Sony Group East Asia Representative, Group CPO

Corporate Executive Officer, Vice Chairman	* Howard Stringer	Sony Group Americas Representative, Officer in charge of Entertainment Business Group

Corporate Executive Officer, Executive Deputy President	Shizuo Takashino	Officer in charge of IT & Mobile Solutions Network Company and Home Network Company

Corporate Executive Officer, Executive Deputy President	* Ken Kutaragi	Officer in charge of Game Business Group and Broadband Network Company

Corporate Executive Officer, Corporate Senior Executive Vice President	* Teruo Masaki	Group General Counsel

Corporate Executive Officer, Corporate Senior Executive Vice President	Akira Kondoh	Group CIO

Corporate Executive Officer, Corporate Senior Vice President	Takao Yuhara	Group CFO

Corporate Executive Officer	* Göran Lindahl	Sony Group Europe Representative

Corporate Executive Officer	Nicole Seligman	Group Deputy General Counsel

Dated: June 20, 2003

            Tokyo, Japan